UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 25, 2006**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**

(Address of principal executive offices)

55413

(Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition

On October 25, 2006, Graco Inc. issued a press release to report the Company's results of operations and financial condition for the quarter ended September 29, 2006. A copy of this press release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 9.01.   Financial Statements and Exhibits

     (c)   Exhibits

     99.1 Press Release dated October 25, 2006.

<u>Signature</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: October 26, 2006   By: _____
     Karen Park Gallivan
     Its: Vice President, General Counsel and Secretary



News Release

GRACO INC
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

GRACO

FOR IMMEDIATE RELEASE:
Wednesday, October 25, 2006

FOR FURTHER INFORMATION:
Mark W. Sheahan (612) 623-6656

GRACO REPORTS RECORD THIRD QUARTER RESULTS
NET SALES INCREASE 14 PERCENT
DILUTED NET EARNINGS PER SHARE INCREASE 23 PERCENT

MINNEAPOLIS, MN (October 25, 2006) - Graco Inc. **(NYSE: GGG)** today announced third quarter net earnings of $37.4 million on net sales of $202.2 million - increases over the prior year of 21 percent and 14 percent, respectively. Diluted net earnings per share were $0.54 versus $0.44 last year, a 23 percent increase. For the first nine months, Graco reported net earnings of $114.1 million on net sales of $613.0 million – increases over the prior year of 22 percent and 12 percent, respectively.

Graco announced the acquisition of Lubriquip, Inc. on July 11, 2006. Lubriquip contributed approximately $6 million of net sales and no net earnings in the third quarter after incurring non-cash charges of $1.2 million.

Third quarter and year-to-date 2006 results include $1.4 million and $4.7 million of after-tax stock-based compensation costs and expenses, respectively, due to the adoption of Statement of Financial Accounting Standards No. 123(R). There were no significant stock-based compensation costs or expenses last year. For the first nine months, exchange rate changes did not have a meaningful impact on Graco's reported financial results.

When compared to the third quarter of 2005, worldwide Contractor Equipment segment sales of $78.7 million increased 4 percent. Growth came from Europe and Asia Pacific which were up 25 percent and 20 percent, respectively. Demand for airless spray is strong throughout Europe and in the Asia Pacific region. In the Americas, sales were flat this quarter.

Third quarter Industrial segment sales of $101.1 million increased 15 percent versus the same period last year. Sales increased in all three regions. In the Americas, sales were up 19 percent with gains in the protective coatings, finishing and process categories. In Europe, sales were 15 percent higher versus last year with increases in most of the geographic regions and product categories. Asia Pacific sales were 4 percent higher than last year.

Third quarter sales for the Lubrication Equipment segment were $22.4 million, up 65 percent from last year. Acquired businesses contributed 44 percentage points of the increase. Revenue gains continued in all three regions and the impact of the Lubriquip acquisition added to those results. Consolidation efforts are underway to close the Warrensville Heights, Ohio, and Madison, Wisconsin, operations by the end of 2007. It is estimated that approximately $2 million of costs and expenses for consolidation of these locations will be incurred.

More…

Third quarter sales in the Americas increased 13 percent to $133.3 million, with growth in the Industrial and Lubrication segments. Acquired businesses contributed 4 percentage points of the increase. In Europe, net sales of $43.3 million were 19 percent higher than the third quarter of 2005. The favorable impact of currency translations contributed 4 percentage points of the increase; the remaining increase in Europe was primarily driven by growth in the Contractor Equipment and Industrial segments. In Asia Pacific, net sales of $25.5 million were 11 percent higher than the third quarter of 2005. Growth in Asia was primarily driven by strong Industrial and Contractor sales.

Graco's gross profit margin, expressed as a percentage of sales, was 52.7 percent for the third quarter compared to 53.5 percent last year. The decrease was due to the impact of the Lubriquip acquisition. Manufacturing cost improvements have contributed to a year-to-date gross profit margin that is 150 basis points higher than last year.

Graco's operating profit margin, expressed as a percentage of sales, was 27.2 percent for the third quarter, versus 26.5 percent last year. The effect of acquired operations on operating profit margin percentage was a decrease of approximately 80 basis points. Despite higher expenses from Lubriquip, operating expenses, when expressed as a percentage of net sales, decreased by 150 basis points from last year's third quarter.

Included in third quarter cost of products sold and operating expenses were $1.7 million of closing costs and inventory charges related to Gusmer consolidation activities.

Graco's effective tax rate was 31.4 percent for the third quarter and 33.9 percent year-to-date. The lower effective tax rate in the third quarter resulted from the resolution of prior years' income tax audits, expiring statutes of limitation and higher than expected benefits from the extra-territorial income exclusion and domestic production activity deduction. The larger benefit of the domestic production activity deduction will reduce future tax rates by approximately 50 basis points.

"We are pleased to report another quarter of record performance in sales, earnings and earnings per share," said Chairman, President and Chief Executive Officer David A. Roberts. "When compared to the same periods in the prior year, this represents our eighteenth consecutive quarter of sales growth and it's the thirteenth consecutive quarter where all three segments have reported higher sales. We were pleased to report another quarter of growth in our Contractor business, despite a weaker new residential construction market in the United States. In the last few years we have expanded the global footprint of the Contractor business and we are seeing the results. These international expansion efforts, combined with robust commercial construction and strong acceptance of new products in the Americas, are driving this year's results. Our Industrial segment continues to post double-digit gains with strong growth in the protective coatings, foam and process product categories. In Lubrication, sales growth is coming from higher demand for vehicle service products and the addition of Lubriquip. While the short cycle nature of our business provides us with a limited view of future product demand, we remain confident that we can continue to drive higher sales and earnings for the remainder of the year."

Cautionary Statement Regarding Forward-Looking Statements

A forward-looking statement is any statement made in this earnings release and other reports that the Company files periodically with the Securities and Exchange Commission, as well as in press releases, analyst briefings, conference calls and the Company's Annual Report to shareholders, which reflects the Company's current thinking on market trends and the Company's future financial performance at the time they are made. All forecasts and projections are forward-looking statements. The Company undertakes no obligation to update these statements in light of new information or future events.

The Company desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 by making cautionary statements concerning any forward-looking statements made by or on behalf of the Company. The Company cannot give any assurance that the results forecasted in any forward-looking statement will actually be achieved. Future results could differ materially from those expressed, due to the impact of changes in various factors. These risk factors include, but are not limited to: economic conditions in the United States and other major world economies, currency fluctuations, political instability, changes in laws and regulations, and changes in product demand. Please refer to Item 1A of, and Exhibit 99 to, the Company's Annual Report on Form 10-K for fiscal year 2005 (and most recent Form 10-Q, if applicable) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company's website at www.graco.com and the Securities and Exchange Commission's website at www.sec.gov.

Conference Call

A conference call for analysts and institutional investors will be held Thursday, October 26, 2006, at 11:00 a.m. ET to discuss Graco's third quarter results. Graco management will host the call.

A real-time, listen-only webcast of the conference call will be broadcast live over the Internet. Individuals wanting to listen can access the call at the Company's website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco's website, or by telephone beginning at approximately 1:00 p.m. ET on October 26, 2006, by dialing 800.405.2236, passcode 11072140, if calling within the U.S. or Canada. The dial-in number for international participants is 303.590.3000, with the same passcode. The replay by telephone will be available through October 30, 2006.

Graco Inc. supplies technology and expertise for the management of fluids in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

GRACO INC. AND SUBSIDIARIES
Consolidated Statements of Earnings

(In thousands, except per share amounts)	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
	Sept. 29, 2006	Sept. 30, 2005	Sept. 29, 2006	Sept. 30, 2005
Net Sales	$202,199	$176,934	$613,047	$546,099
Cost of products sold	95,588	82,212	286,263	263,219
Gross Profit	106,611	94,722	326,784	282,880
Product development	7,487	7,031	22,237	19,890
Selling, marketing and distribution	29,081	27,581	87,547	82,260
General and administrative	15,039	13,148	43,516	38,257
Operating Earnings	55,004	46,962	173,484	142,473
Interest expense	342	343	656	1,190
Other expense, net	170	121	179	508
Earnings before Income Taxes	54,492	46,498	172,649	140,775
Income taxes	17,100	15,600	58,500	47,200
Net Earnings	$ 37,392	$ 30,898	$114,149	$ 93,575
Net Earnings per Common Share				
Basic	$0.55	$0.45	$1.68	$1.36
Diluted	$0.54	$0.44	$1.65	$1.34
Weighted Average Number of Shares				
Basic	67,576	68,612	68,042	68,881
Diluted	68,711	69,707	69,193	70,006

(In thousands)	Third Quarter (13 weeks) Ended		Nine Months (39 weeks) Ended	
	Sept. 29, 2006	Sept. 30, 2005	Sept. 29, 2006	Sept. 30, 2005
Net Sales				
Industrial	$101,149	$ 88,052	$305,864	$269,696
Contractor	78,659	75,318	249,518	232,665
Lubrication	22,391	13,564	57,665	43,738
Consolidated	$202,199	$176,934	$613,047	$546,099
Operating Earnings				
Industrial	$ 31,233	$ 23,618	$ 95,795	$ 70,282
Contractor	21,199	19,370	71,762	60,210
Lubrication	4,747	3,278	13,968	11,524
Unallocated Corporate	(2,175)	696	(8,041)	457
Consolidated	$ 55,004	$ 46,962	$173,484	$142,473

All figures are subject to audit and adjustment at the end of the fiscal year

The Consolidated Balance Sheets, Consolidated Statements of Cash Flow and Management's Discussion and Analysis are available in our Quarterly Report on Form 10-Q on our website at www.graco.com.



October 26, 2006

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. furnished in connection with its Earnings Release of October 25, 2006.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000